January 10, 2008

Mail Stop 6010

Steven Bell
Executive Vice President of Finance and Chief Financial Officer
ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034

Re: ReSearch Pharmaceutical Services, Inc.
Registration Statement on Form 10-12G, filed December 14, 2007
File No. 0-52981

Dear Mr. Bell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on February 12, 2008 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to February 12, 2008 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are applicable to portions of

the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3.   Throughout the registration statement, you should clearly articulate the basis of the various beliefs and assertions you make. As a non-exclusive example, on page 2, you state, "we believe that RPS' revenue stream has been and will be more stable and less dependent on the new contract awards tied to individual trials." In this and each similar case throughout the filing, you should disclose the basis for the belief and quantify to the extent possible. If any of your assertions of beliefs are not supported by ample evidence or knowledge, you should delete them.

Cautionary Language Regarding Forward-Looking Statements and Industry Data

4.   We note that you have obtained market data and industry statistics from certain sources and other publicly available information. In order to eliminate the inference that you are not liable for all of the information in your registration statement, please delete the sentence which states, "We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this registration statement."

Item 1. Business, page 1

Business Overview and Business Model, page 1

5.   Please revise your disclosure to explain what you mean by the statement on the top of page 2, "Our PRO model is attracting interest from pharmaceutical companies." For example, have you increased your number of customers or entered into discussions with additional potential customers? If so, please quantify.

6.   Please revise the bullet point entitled "Strategic relationships with its clients" to provide a few examples of the additional opportunities which the company has come across to expand its scope of services and revenue potential with clients as a result of its embedded infrastructure.

7.   We note your statement in the second paragraph on page 3 that "CMSP solutions currently represent RPS' fastest growing service area." Please quantify the increase. If you quantify this discussion using the amount of revenues from this service area, please balance the discussion with the amount of expenses which can be attributed to this service area.

Proprietary Technology, page 3

8.   Please revise this discussion to disclose whether the company has any systems or policies in place to protect the information contained in the company's proprietary database. Please describe any such systems or policies in this section.

Customers, page 3

9.   We note that you reference the risk factors and your financial statements for a discussion of your dependence on certain customers for a percentage of the company's revenues. Please revise this section to include a summary of the information which you reference.

10.   In addition, pursuant to your disclosure on pages 6 and F-7, it appears that your agreements with your two largest customers may be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please name each of these customers in your registration statement and file each of the relevant agreements as exhibits to the registration statement or provide us your analysis of why they are not material agreements. Please also describe all the material terms of each material agreement in the business section, including but not limited to, each parties obligations, fee arrangements and term and termination provisions.

Government Regulation, page 4

11.   In your discussion of the potential increased regulation in the second paragraph of this section, please balance your discussion of possible increase in potential business with a discussion of the increased costs and possible limits on the company's ability to provide its services which you describe on page 7.

Item 1A. Risk Factors, page 5

12.   Please consider whether you should add a risk factor that addresses the risks to investors of being a holding company. Your discussion may address matters such as regulatory restrictions and limitations on payment of debts, expenses and dividends.

"RPS' contracts may be delayed, terminated or reduced in scope with little or no notice, which could adversely impact our profitability." Page 6

13.   Please revise to state the percentage of your service revenues which backlog and verbal awards represent.

"If RPS fails to hire, retain and integrate qualified personnel, it will be difficult for RPS to achieve its goals." Page 6

14.   If applicable, please revise to discuss any staffing problems which you have had in the past.

"RPS' clinical research services create a risk of liability …" Page 8

15.   Please disclose your level of liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

"RPS' operations may be affected by the occurrence of a natural disaster, communications technology disruption, or other catastrophic event." Page 9

16.   Please disclose your level of business interruption insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Overview

17.   Please attribute the estimates, statistics and other figures you state in this section to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Critical Accounting Policies, page 13

Stock Based Compensation, page 13

18.   Please expand your disclosure to bridge the gap between the estimated fair value of common stock which had a range of $0.50 to $0.51 per share in 2006 to $4.10 to $5.26 per share in 2007 prior to the merger with Cross Shore. Please disclose the fair value of the common stock for each grant date during these periods.

Liquidity and Capital Resources, page 17

19.   In discussing cash provided by operating activities disclose the underlying cause of each change in a line item on the statement of cash flows. For example, explain why accrued expenses increased. Also explain the fluctuations in accounts receivable as compared to increases in sales.

Results of Operations, page 15

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006

20.   Please quantify the amount of the increase in service revenues which is attributable to the Clinical Master Service Provider programs. Similarly, please quantify the same increase in connection with your comparison of the year ended December 31, 2006 to the year ended December 31, 2005 on page 16.

21.   To the extent possible, in connection with the increase in selling, general and administrative expenses, please quantify the amount of the increase which is attributable to an increase in corporate personnel and the amount of the increase which attributable to an increase in employee-related costs such as increased salaries, bonuses and commissions. Similarly, please quantify the same increases in connection with your comparison of the year ended December 31, 2006 to the year ended December 31, 2005 on page 16 and your comparison of the year ended December 31, 2005 to the year ended December 31, 20054 on page 16.

Item 5. Directors and Executive Officers, page 20

22.   Item 401(e) of Regulation S-K requires a discussion of the business experience during each of the past five years. Please revise the discussion relating to Harris Koffer to provide all applicable dates.

23.   We note that you state that James Robert Macdonald and Daniel Raynor have been directors of the Company since 2001. Please revise to clarify that Messrs. Macdonald and Raynor have been directors of Old RPS since 2001 and are now directors of RPS.

Item 6. Executive Compensation, page 22

General

24.   Please revise to include the executive compensation information for 2007 in addition to the executive compensation information for 2006.

25.   In order to avoid confusion, please revise your references to the "Company" in this section to specifically refer to Old RPS, Cross Shore or RPS, as applicable.

Compensation Discussion and Analysis, page 22

26.   Please revise this section to separately discuss, analyze and compare the executive compensation of the named executive officers of Old RPS prior to the merger, the named executive officers of RPS subsequent to the merger and any recent changes or actions.

27.   In addition, we note that you state that your compensation committee is comprised of Daniel Raynor, who appears to have been a director of Old RPS prior to the merger, and Stephen Stonefield, who was a director of Cross Shore prior to the merger. Please revise to clarify that the compensation committee was formed after the merger and please revise to discuss if Old RPS had a compensation committee prior to the merger. In addition, we note that you attribute much of the current compensation decisions to the compensation committee. Please discuss how such compensation decisions were made in Old RPS. Please also discuss whether the compensation committee reviewed any of the new employment agreements which were entered into in connection with the merger.

Performance Bonuses, page 23

28.   Please disclose all financial and business objectives that are material to the executive compensation of Old RPS or RPS for 2007. For example, if applicable, please disclose the level of EBITDA which was set in connection with the bonus plan objective for 2007.

29.   In this discussion, you state that the compensation committee approves a cash bonus plan each year. This plan does not appear to have been filed as an exhibit to the registration statement. Please include a copy of this plan in your next amendment.

Summary Compensation Table, page 25

30.   Please file copies of the employment agreements with Janet Brennan and Joseph Arcangelo with your next amendment.

Director Compensation Table, page 34

31.   Please file copies of the service agreements with Edward Yang and Dennis Smith with your next amendment.

Item 7. Certain Relationships and Related Transactions, Director Independence

32.   Please revise this section to describe all transactions with related persons pursuant to
        Item 404(a) of Regulation S-K. For example, we note that you have filed, but not
        disclosed information regarding the following agreements which appear to be related
        party agreements.

        - Exhibit 4.1: Registration Rights Agreement dated August 30, 2007 with Daniel M.
          Perlman and Daniel Raynor as the RPS Securityholders Committee; and

        - Exhibit 10.11: Agreement Concerning Board of Directors which provides Pangaea,
          among other things, rights to designate two of the company's directors. Please name
          which directors have been designated by Pangaea here, in footnote (4) to the Security
          Ownership of Certain Beneficial Owners and Management on page 19, and add
          information to the relevant footnotes corresponding to the directors in the Security
          Ownership of Management table on page 20.

33.   Note that all agreements which are discussed in this section are material agreements and
        such agreements need to be filed as an exhibit to the registration statement. In that
        regard, we note that you have not filed a copy of the repurchase agreement with Pangaea
        One Acquisition Holdings I, LLC. Please file a copy of this agreement with your next
        amendment.

34.   Please provide the information required by Item 404(b) of Regulation S-K.

Item 10. Recent Sales of Unregistered Equity Securities, page 40

35.   Please note that Item 701 of Regulation S-K requires the disclosure of information as to
        all securities of the registrant sold by the registrant within the past three years which were
        not registered under the Securities Act of 1933. We note that you have not provided the
        relevant information surrounding the company's initial public offering on April 28, 2006.
        Please also include any other issuances of stock, warrant, notes, or other securities.

36.   Please revise your disclosure to "state briefly the facts relied upon to make the exemption
        available" for the issuance of shares on August 30, 2007 under Section 4(2) as required
        by Item 701 of Regulation S-K.

Item 13. Financial Statements and Supplementary Data, page 43

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

37.   Please expand your disclosure to include the cost of the acquisition and how it was
        determined as well as the purchase price allocation.

Steven Bell
ReSearch Pharmaceutical Services, Inc.
January 10, 2008
Page 8

38.   The number of shares used to compute net income per share should be shown on the face of the pro forma income statement. Please revise. In addition, please explain how the pro forma weighted average shares outstanding were determined for each period presented.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 47

39.   Please revise your disclosure to clarify the engagement date of Ernst & Young, LLP.

40.   Please revise your disclosure to state whether during the period beginning with the retention of KPMG Audit Plc as the Company's auditor through the subsequent interim period preceding dismissal, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the "interim period through December 11, 2007".

41.   Please revise the fourth paragraph of your filing to state whether during the period beginning with the retention of KPMG Audit Plc as the Company's auditor through the subsequent interim period preceding dismissal, there were any reportable events with the former accountant. You should specify the "subsequent interim period" as the "interim period through December 11, 2007".

42.   To the extent that you make changes to the disclosure to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised disclosures.

Item 15. Financial Statements and Exhibits, page 48

Notes to Consolidated Financial Statements, page F-6

43.   In accordance with Rule 4-08 of Regulation S-X, notes shall be provided for each statement required to be filed. Therefore the notes should also be labeled as of September 30, 2007 in accordance with Article 10 of Regulation S-X. Please revise.

Steven Bell
ReSearch Pharmaceutical Services, Inc.
January 10, 2008
Page 9

2. Significant Accounting Policies, page F-6

Merger and Accounting Treatment (Unaudited), page F-6

44.   Since the merger was treated as a recapitalization, for periods prior to the
        recapitalization, the equity of the legal entity is the historical equity of the accounting
        acquirer, prior to the transaction, retroactively restated to reflect the number of shares the
        accounting acquirer received in the business combination. Although your disclosure
        states that all historical share and per share amounts have been retroactively adjusted, it is
        not clear why the effect of the issuance of shares in connection with the reverse
        acquisition is shown in the Consolidated Statements of Stockholders' Equity. In
        addition, it does not appear as though the shares on page F-15 have been retroactively
        adjusted. Please revise or advise.

Restricted Cash, page F-7

45.   Please expand your disclosure to include an explanation for the increase in non-current
        customer deposits as of September 30, 2007.

Concentration of Credit Risk, page F-7

46.   The disclosure of major customers should be revised to disclose the amounts attributed to
        each customer separately as required by paragraph 39 of SFAS 131.

9. Income Taxes, page F-19

47.   Please expand your disclosure to describe the nature of the income tax recoverable
        balance of $3,936,120 as of September 30, 2007.

12. Stock Option Plan, page F-25

48.   Please include the disclosures required by paragraphs A240(c) and (d) of SFAS 123R
        related to weighted-average grant-date fair value, total intrinsic value and aggregate
        intrinsic value.

Cross Shore Acquisition Corporation (now Research Pharmaceutical Services, Inc.) Interim
Financial Statements, page F-41

49.   The interim financial statements should be clearly labeled unaudited. Please revise.

Exhibits

50.   We note that you have not filed various schedules and exhibits to Exhibits 2.1, 2.2 and
        2.3. Please revise to provide a list briefly identifying the contents of the omitted
        schedules, together with an agreement to furnish supplementally a copy of any omitted
        schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

51.   The exhibits in the below table each refer to one or more exhibits, annexes or schedules
        which are attached to these agreements and which do not appear to have been provided.

Exhibit Number	Missing exhibit, annex or schedule
10.1	Exhibits A through E
10.2	Exhibits and schedules listed on page 1
10.3	The amended schedules listed on page 8
10.4	Exhibits A and B
10.11	Schedule I

Please be aware that when you file an agreement pursuant to Item 601(b)(10) of
Regulation S-K, you are required to file the entire agreement, including all exhibits,
schedules, appendices and any document which is incorporated in the agreement. Please
re-file the above exhibits as the full and complete agreement, including any exhibits,
schedules and appendices which are included in each agreement. Please note that if these
agreements are otherwise filed as an exhibit to this registration statement you may insert
a note in brackets on the page which the annex or schedule is to be located as to the
exhibit number of the filed document. Also, confirm in your response letter that all
agreements provided pursuant to Item 601(b)(10) are provided in their entirety.

                        *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review. Please
file your cover letter on EDGAR under the form type label CORRESP. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen T. Burdumy, Esq.
      Drinker Biddle & Reath LLP
      One Logan Square
      18th and Cherry Streets
      Philadelphia, PA 19103